UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 20)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp

Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,425,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,425,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,425,600*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.97%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

As a result of the Share Purchase Agreement (as defined and more fully described in Item 4 of this Schedule 13D), the Reporting Persons may be deemed to have shared indirect beneficial ownership of an additional 57,479,744 of the Issuer’s ordinary shares, no par value (the “Ordinary Shares”), beneficially owned by the Sellers (as defined in Item 4 and described in Items 4 and 5 this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any of the Sale Shares (as defined in Item 4 of this Schedule 13D) for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**

Based on 201,912,942 Ordinary Shares outstanding as of June 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on August 3, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,400
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 24,400
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.99%***
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

As a result of the Share Purchase Agreement (as defined and more fully described in Item 4 of this Schedule 13D), the Reporting Persons may be deemed to have shared indirect beneficial ownership of an additional 57,479,744 of the Issuer’s ordinary shares, no par value (the “Ordinary Shares”), beneficially owned by the Sellers (as defined in Item 4 and described in Items 4 and 5 this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any of the Sale Shares (as defined in Item 4 of this Schedule 13D) for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

***

Based on 201,912,942 Ordinary Shares outstanding as of June 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on August 3, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.99%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

As a result of the Share Purchase Agreement (as defined and more fully described in Item 4 of this Schedule 13D), the Reporting Persons may be deemed to have shared indirect beneficial ownership of an additional 57,479,744 of the Issuer’s ordinary shares, no par value (the “Ordinary Shares”), beneficially owned by the Sellers (as defined in Item 4 and described in Items 4 and 5 this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any of the Sale Shares (as defined in Item 4 of this Schedule 13D) for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**

Based on 201,912,942 Ordinary Shares outstanding as of June 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on August 3, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.99%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

As a result of the Share Purchase Agreement (as defined and more fully described in Item 4 of this Schedule 13D), the Reporting Persons may be deemed to have shared indirect beneficial ownership of an additional 57,479,744 of the Issuer’s ordinary shares, no par value (the “Ordinary Shares”), beneficially owned by the Sellers (as defined in Item 4 and described in Items 4 and 5 this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any of the Sale Shares (as defined in Item 4 of this Schedule 13D) for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**

Based on 201,912,942 Ordinary Shares outstanding as of June 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on August 3, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.99%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

As a result of the Share Purchase Agreement (as defined and more fully described in Item 4 of this Schedule 13D), the Reporting Persons may be deemed to have shared indirect beneficial ownership of an additional 57,479,744 of the Issuer’s ordinary shares, no par value (the “Ordinary Shares”), beneficially owned by the Sellers (as defined in Item 4 and described in Items 4 and 5 this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any of the Sale Shares (as defined in Item 4 of this Schedule 13D) for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**

Based on 201,912,942 Ordinary Shares outstanding as of June 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on August 3, 2023.

Explanatory Note

This Amendment No. 20 (this “Amendment”) to Schedule 13D relates to ordinary shares, no par value (the “Ordinary Shares”), of Euronav NV (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022. Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023, Amendment No. 18 thereto filed with the Commission on February 16, 2023, and Amendment No. 19 thereto filed with the Commission on March 24, 2023 (as amended and supplemented, the “Original Schedule 13D”, and as further amended and supplemented by this Amendment No. 20, the “Schedule 13D”).

Capitalized terms used but not defined in this Amendment No. 20 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 20 does not modify any of the information previously reported in the Original Schedule 13D.

The tender offer by Compagnie Maritime Belge NV, a naamloze vennootschap (limited liability company) incorporated in Belgium (“CMB” or the “Offeror”), one of the Reporting Persons referred to in this Schedule 13D, has not yet commenced. This Schedule 13D is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any Ordinary Shares of the Issuer or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that the Offeror will file with the Commission, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Issuer will file with the Commission, in the event that the tender offer is commenced. Any solicitation and offer to buy Ordinary Shares will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, the Offeror will file with the Commission a Tender Offer Statement on Schedule TO and other necessary filings, and in connection therewith the Issuer will file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings. Any such Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and any such Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. U.S. Holders of Ordinary Shares are urged to read these documents carefully if and when they become available because they will contain important information that U.S. holders of Ordinary Shares should consider before making any decision with respect to the tender offer. If a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the Commission’s website at www.sec.gov. U.S. Holders of Ordinary Shares also may obtain free copies of the Tender Offer Statement and other offer documents that the Offeror will file with the Commission by contacting the information agent for the tender offer that will be named in the Tender Offer Statement, and the Solicitation/Recommendation Statement. The proposed Tender Offer will not be commenced if the Share Sale (as defined herein) is not consummated.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Name of Persons Filing:

Compagnie Maritime Belge NV, a naamloze vennootschap (limited liability company) incorporated in Belgium (“CMB”), Saverco NV, a naamloze vennootschap (limited liability company) incorporated in Belgium (“Saverco”), Alexander Saverys, Ludovic Saverys and Michael Saverys.

The above companies and individuals are referred to in this Schedule 13D as the “Reporting Persons.” The Reporting Persons are filing this Schedule 13D jointly. A Joint Filing Agreement between the Reporting Persons is attached as Exhibit A hereto.

(b)	The address of the principal place of business of each person named in Item 2(a) above is: De Gerlachekaai 20, 2000 Antwerp, Belgium

(c), (f)

The principal business of CMB is marine transportation. The principal business of Saverco is acting as an investment holding company. Effective June 21, 2023, Saverco owned 99.20% of the outstanding shares of CMB with the remaining shares held by CMB as treasury shares. Alexander Saverys, Ludovic Saverys and Michael Saverys each own approximately 27.10% of the issued shares of Saverco with the remaining shares held by Saverco as treasury shares.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of CMB is set forth below. If no business address is given, the executive officer’s or director’s address is De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Position of Officer or Director	Principal Occupation, Principal Business Address and Citizenship
Ludwig Criel	Director	Mr. Criel is an independent consultant. Mr. Criel is a citizen of Belgium.
Patrick De Brabandere	Director	Mr. De Brabandere is an independent consultant. Mr. De Brabandere is a citizen of Belgium.

Michael Saverys	Director	Mr. Saverys is also the Chartering Manager of CMB, as well as a Director of Saverco. Mr. Saverys is a citizen of Belgium.

Alexander Saverys	Director and Chief Executive Officer	Mr. Saverys is also a Director of Saverco. Mr. Saverys is a citizen of Belgium.

Ludovic Saverys	Director and Chief Financial Officer	Mr. Saverys is also a Director of Saverco. Mr. Saverys is a citizen of Belgium.

Marc Saverys	Director and Chairman	Mr. Saverys is a citizen of Belgium.

Maxime Van Eecke	Director and Chief Commercial Officer	Mr. Van Eecke is a citizen of Belgium.

Benoit Timmermans	Chief Strategy Officer and Director	Mr. Timmermans is a citizen of Belgium.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Saverco is set forth below. If no business address is given, the executive officer’s or director’s address is De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Position of Officer or Director	Principal Occupation, Principal Business Address and Citizenship
Alexander Saverys	Director	Mr. Saverys is the Chief Executive Officer and a Director of CMB. Mr. Saverys is a citizen of Belgium.

Ludovic Saverys	Director	Mr. Saverys is the Chief Financial Officer and a Director of CMB. Mr. Saverys is a citizen of Belgium.

Michael Saverys	Director	Mr. Saverys is the Chartering Manager and a Director of CMB. Mr. Saverys is a citizen of Belgium.

(d)

None of the Reporting Persons, nor any executive officer or director of the Reporting Persons listed above, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, nor any executive officer or director of the Reporting Persons listed above, have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Pursuant to, and subject to the terms and conditions contained in the Share Purchase Agreement (as defined in Item 4 below), the Reporting Persons may be deemed to have acquired beneficial ownership of the Sale Shares (as defined in Item 4 below) by virtue of the execution of the Share Purchase Agreement by CMB and the Sellers (as defined in Item 4 below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either Reporting Person that it is the beneficial owner, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, of any Ordinary Shares beneficially owned by the Sellers, and the Reporting Persons expressly disclaim beneficial ownership of such Sale Shares.

The aggregate purchase price for the Sale Shares is US$1,059,351,682 in cash. The maximum amount of funds required by CMB to consummate the Offer described in Item 4 below is approximately US$1,740,000,000. CMB intends to finance the purchase of the Sale Shares and the Offer through the proceeds of syndicated bridge facilities with an aggregate principal amount of up to US$3,200,000,000 (the “Bridge Financing”). On October 4, 2023, CMB entered into a Commitment Letter (the “Commitment Letter”) for the Bridge Financing with Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale (collectively, the “Bookrunning Mandated Lead Arrangers”), Belfius Bank NV/SA, DNB (UK) Limited, ING Belgium SA/NV and Nordea Bank Abp filial i Norge (collectively, the “Mandated Lead Arrangers”) and Skandinaviska Enskilda Banken AB (publ) (the “Lead Arranger” and together with the Bookrunning Mandated Lead Arrangers and the Mandated Lead Arrangers, the “Arrangers”), subject to certain conditions which will be made pursuant to a facilities agreement (the “Facilities Agreement”) to be entered into among, inter alia, CMB and the Lead Arrangers. The Commitment Letter provides for a US$1,110,000,000 bridge loan facility to fund the purchase of the Sale Shares and the financing of the transaction costs (the “SPA Acquisition Bridge Facility”), a US$1,740,000,000 bridge loan facility to fund the Offer (the “Bid Acquisition Bridge Facility”) and a US$350,000,000 bridge loan facility (the “Margin Loan Bridge Facility”) to be used to refinance the outstanding amounts under existing margin loan facilities (the “Existing Margin Loans”). The Commitment Letter provides that borrowings under the Facilities Agreement will be secured by a pledge of all shares of the Issuer held by CMB (or to be acquired pursuant to the Share Sale Agreement and the Offer), including the Ordinary Shares which are currently pledged in favor of the lenders in respect of the Existing Margin Loans and all shares owned by CMB in CMB.TECH NV, a wholly-owned subsidiary of CMB. The Bridge Financing is subject to the execution of definitive documentation, including the Facilities Agreement.

Item 4.	Purpose of Transaction

(a)-(d)

On October 5, 2023, the Issuer announced by press release that Frontline plc (“Frontline”) and CMB were in discussions on an integrated solution to the strategic and structural deadlock in the Issuer.

On October 9, 2023, CMB issued a press release (a copy of which is attached hereto as Exhibit J and incorporated herein by reference) announcing that it has reached an agreement with Frontline and Famatown Finance Limited (“Famatown”, and together with Frontline, the “Sellers”) that entails (i) CMB’s acquisition of all Ordinary Shares held by the Sellers, in parallel with (ii) the sale of 24 vessels by the Issuer to Frontline or an affiliate thereof (the “Vessel Sale”), which is subject to completion of the purchase of the shares. In light of the transactions, the arbitration proceedings between the Issuer and Frontline in respect of the Combination Agreement entered into between them on July 10, 2022 will be terminated.

CMB entered into a Share Purchase Agreement dated October 9, 2023 (the “Share Purchase Agreement”) with the Sellers pursuant to which the Sellers have agreed to sell to CMB and CMB has agreed to purchase from the Sellers an aggregate of 57,479,744 Ordinary Shares, representing 28.47% of the outstanding shares of the Issuer (excluding treasury shares). The Share Sale is expected to close in the fourth quarter of 2023.

The following is a summary of certain provisions of the Share Purchase Agreement. The summary of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is attached hereto as Exhibit L and is incorporated by reference herein.

The Share Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about CMB, the Issuer, the Sellers or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of the Share Purchase Agreement as of the specific dates therein, are solely for the benefit of the parties to the Share Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Share Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Share Purchase Agreement, which subsequent information may or may not be reflected in CMB’s or the Sellers’ public disclosures.

Purchase and Sale

Pursuant to the terms and conditions of the Share Purchase Agreement, Frontline has agreed to sell 13,664,613 Ordinary Shares of the Issuer (the “Frontline Shares”) and Famatown has agreed to sell 43,815,131 Ordinary Shares of the Issuer (the “Famatown Shares” and together with the Frontline Shares, the “Sale Shares”) to CMB at a price of US$18.43 per share (the “Purchase Price”), for an aggregate purchase price of US$1,059,351,682 in cash. The closing of the purchase of the Sale Shares will occur at the latest on the fifth business day after the date on which each of the Conditions Precedent (as defined below) are satisfied or waived (the “Closing”).

Conditions Precedent to the Purchase and Sale of the Sale Shares

The obligation of each Seller to sell its respective Sale Shares and the obligation of CMB to pay the Purchase Price is subject to the following conditions precedent (the “Conditions Precedent”) being satisfied or waived on or before December 31, 2023 or such other date as the parties agree in writing (the “Long Stop Date”):

•	Frontline confirming in writing to CMB that the regulatory approval condition related to the Vessel Sale has been satisfied or waived;

•	the receipt of regulatory approval of the purchase of the Sale Shares or expiration or early termination of any applicable waiting periods; and

•

the approval by Euronav’s shareholders of the conditionality of the Vessel Sale on the Closing of the Share Purchase Agreement in accordance with 7:151 of the Belgian Code of Companies and Associations (the “BCCA”).

Any of the Conditions Precedent may only be waived (in whole or in part) by written agreement between CMB and the Sellers (acting jointly). Each of CMB (individually) and the Sellers (acting jointly) may terminate the Share Purchase Agreement if any of the Conditions Precedent is not fulfilled or no longer capable of being fulfilled or waived by the Long Stop Date.

Voting Agreement

Each of the parties to the Share Purchase Agreement have agreed to (and to cause their respective affiliates to) attend and vote all Ordinary Shares held by it in favor of any resolution presented to the Euronav shareholders’ meeting (the “SGM”) to approve the conditionality of the Vessel Sale on the Closing of the purchase and sale of the Sale Shares pursuant to the Share Purchase Agreement (the “Share Sale”).

From the date of the Share Purchase Agreement until the Closing, the parties to the Share Purchase Agreement have agreed to vote their Ordinary Shares against, and to cause their representatives on the Issuer’s Supervisory Board to vote against, any resolution presented to the Issuer’s shareholders meeting or the Issuer’s Supervisory Board (i) to propose, declare, make or pay any dividend or any other distribution of profits, reserves or issue premium or (ii) to propose, authorize or approve any share buyback or disposal of treasury shares (other than to comply with the Issuer’s obligations under its existing long term incentive plans).

Standstill

Other than CMB in connection with the Offer, the parties have agreed, from the date of the Share Purchase Agreement until the Closing, not to, and to cause their affiliates not to, directly or indirectly and whether alone or acting in concert with any other person, and other than as provided in the Share Purchase Agreement:

•

acquire or offer to acquire, or cause or encourage any other person to acquire or offer to acquire, or finance or offer to finance, or cause or encourage any other person to finance or offer to finance, the acquisition of any interest in any Ordinary Shares or any option, forward contract, swap or other instrument or position with a value derived from the Ordinary Shares or conveying the right to acquire or vote Ordinary Shares or otherwise enter into any agreement, arrangement or understanding or do or omit to do any act as a result of which such party, any of its affiliates or any other person shall or may acquire or finance the acquisition of an interest in any Ordinary Shares;

•

dispose or offer to dispose, or cause or encourage any other person to dispose or offer to dispose of any interest in any Ordinary Shares or any option, forward contract, swap or other instrument or position with a value derived from the shares or conveying the right to acquire or vote shares or otherwise enter into any agreement, arrangement or understanding or do or omit to do any act as a result of which such party, any of its affiliates or any other person shall or may dispose of an interest in any Ordinary Shares;

•

announce, make or finance, or cause or encourage any other person to announce, make or finance, an offer to acquire Ordinary Shares or announce that it, any of its affiliates or any other person, is interested in acquiring Ordinary Shares;

•	act in concert with or enter into any agreement, arrangement or understanding with any third party in connection with any offer to acquire Ordinary Shares;

•	enter into any agreement, arrangement or understanding with any person in respect of the holding, voting or disposition of any Ordinary Shares; or

•	approve, vote in favor of or in any other way allow any of its affiliates to take any of the actions described above.

Termination of the Share Purchase Agreement

The Share Purchase Agreement may be terminated:

•	at any time by mutual agreement in writing between the parties;

•	by CMB (individually) or by the Sellers (acting jointly) if any Condition Precedent is not fulfilled or no longer capable of being fulfilled or waived by the Long Stop Date;

•

by CMB if the Sellers fail to deliver the Sale Shares or the resignation letters of John Fredriksen and Cato H. Stonex who are representatives of Famatown from the Supervisory Board of the Issuer (the “Famatown Representatives”); or

•	by the Sellers (acting jointly) if the Purchaser fails to deliver the Purchase Price.

Changes to the Supervisory Board

The Share Purchase Agreement provides that upon the Closing of the Share Sale, the Famatown Representatives will tender their resignations from the Supervisory Board. The Supervisory Board may fill the vacancies created by the resignations of the Famatown Representatives and such newly appointed directors would serve until the next general meeting of shareholders in accordance with Article 16 of the Issuer’s Coordinated Articles of Association.

Indemnification

Each of the Sellers and CMB have agreed to indemnify each other, on a dollar-for-dollar basis, for any loss incurred by CMB or the Sellers, as the case may be, which would not have been incurred by it if all facts stated in their respective representations made in the Share Purchase Agreement had been true, accurate and not misleading.

Expenses

Each party to the Share Purchase Agreement will bear all costs and expenses incurred or to be incurred by it in connection with the negotiation, execution, and performance of the Share Purchase Agreement.

Governing Law

The Share Purchase Agreement is governed by and construed in accordance with the laws of Belgium.

The Offer

On October 9, 2023, CMB, or the Offeror, announced by press release (a copy of which is attached hereto as Exhibit K and incorporated by reference herein) that, following the Closing of the Share Sale, it will commence an unconditional mandatory public takeover bid (the “Offer”) for all the issued Ordinary Shares (the “Target Shares”) of the Issuer that the Reporting Persons do not already own in accordance with the provisions of the Act of 1 April 2007 on takeover bids (the “Takeover Act”) and Chapter III of the Royal Decree of 27 April 2007 on takeover bids (the “Takeover RD”) and Regulations 14D and 14E under the Exchange Act, and subject to any relevant exemptive and no-action relief as may be granted by the Commission and any derogations as may be granted by the Financial Services and Markets Authority of Belgium (the “FSMA”). The Offer will be an offer in cash at a price of US$18.43 per Ordinary Share, reduced on a dollar-for-dollar basis by the gross amount per share of any future dividends and other distributions by the Issuer to its shareholders with an ex-dividend date prior to the settlement date of the Offer (the “Offer Price”).

The Offer will be made concurrently in the United States and Belgium. In accordance with the Takeover RD, the Offeror has the right to proceed with a simplified squeeze-out if the Offeror and persons acting in concert with it hold, following the Offer, at least 95% of the shares of the Issuer, in order to acquire the Ordinary Shares not yet acquired by the Offeror, under the same terms and conditions as the Offer. The Offeror does not have any intention to launch a squeeze-out offer following the consummation of the Offer.

The Share Purchase Agreement provides that, in connection with the Offer:

•

if any Seller or parties acting in concert under Belgian law with it (with the exception of CMB or any of its affiliates) directly or indirectly were to acquire Ordinary Shares at a higher price than the Offer Price within a time period starting on the date of the Share Purchase Agreement and ending on the earlier of (i) the termination of any acting in concert under Belgian law between any such party and CMB or (ii) one year after the end of the offer period of the Offer, and as a result of such purchase, CMB is under an obligation to increase its Offer Price pursuant to Article 45 of the Takeover RD or to launch a new mandatory public takeover bid at a price higher than the Offer Price pursuant to Articles 50 or 51 of the Takeover RD, then the Seller shall be liable to pay the price difference or loss incurred by CMB as a consequence thereof;

•

if CMB or any party that is acting in concert under Belgian law with CMB in the Offer (with the exception of the Sellers or any of their affiliates) directly or indirectly pays a higher Offer Price in the Offer than the Purchase Price other than pursuant to circumstances or events covered by the first bullet point above, it will pay an amount per share equal to the difference to the Sellers; and

•

each of the parties will and will cause its affiliates to refrain from any action that would make the other party liable or co-liable for a takeover bid (other than the obligation by CMB to make the Offer). The parties shall indemnify each other for any loss and hold each other harmless in case of the other party’s breach.

Proposed Changes to the Issuer’s Strategy and Business

CMB has provided a clear strategy for Euronav which is based on three axes:

1.	Diversification of the fleet

CMB wants to diversify the fleet of Euronav into different shipping segments to decrease the dependence on the transportation of crude oil. This does not mean exiting the tanker business altogether, but a gradual decrease of the share of revenues coming from pure crude oil transportation by adding different shipping asset types to the Euronav portfolio.

This diversification could be realized through:

•	The acquisition of second-hand “future-proof” tonnage

•	The ordering of “future-proof” newbuildings

•	The acquisition of part or the totality of the CMB and CMB.TECH “future-proof” fleet

Future-proof, in CMB’s view, means efficient low-carbon emitting ships and/or ships powered by hydrogen and/or ships powered by ammonia.

2.	Decarbonization of the fleet

CMB believes a key trend in shipping is offering low-emission ships to its customers. It will be crucially important to dedicate important amounts of capital from the industry and shipping companies to the development of low-carbon engines, fuel supply systems and the production of low-carbon fuels. CMB wants Euronav to play a leading role in the decarbonization of the shipping industry and be the reference shipowner when it comes to green ships.

3.	Optimization of the fleet

Euronav’s fleet standards have always been excellent. By divesting less efficient/older tankers and re-investing the proceeds in newbuildings/modern second hand tonnage or vessel upgrades (e.g. energy saving devices), CMB wants to optimize Euronav’s large remaining fleet of tankers in order to offer the best fleet to its customers.

Subject to completion of the transaction, CMB is investigating options for Euronav to invest part of the proceeds of the Vessel Sale to accelerate this strategy.

Listing of Ordinary Shares

Even if the Offeror has the right to do so under Belgian law, the Offeror does not intend to launch a squeeze-out offer following the consummation of the Offer and accordingly does not intend to delist the Ordinary Shares from the New York Stock Exchange (the “NYSE”) or Euronext Brussels following the closing of the Offer, however, there can be no assurance that the Offer will not result in a delisting or the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act.

Vessel Sale by the Issuer to Frontline

On October 9, 2023, the Issuer announced that Frontline and the Issuer have separately entered into agreements for the Vessel Sale, for an aggregate purchase price of US$2,350,000,000. CMB is not a party to the Vessel Sale. The closing of the Vessel Sale is conditioned upon the closing of the Share Sale, and is also subject to merger control approvals and approval by the Issuer’s shareholders’ meeting of the conditionality of the Vessel Sale and the Termination of the Arbitration (as defined below) on the completion of the Share Sale in accordance with Article 7:151 of the BCCA.

Termination of Issuer Arbitration

On October 9, 2023, the Issuer announced that, in light of the transaction, the Issuer, Frontline, Famatown, Hemen Holding Limited and Geveran Trading Co. Limited have agreed to terminate the arbitration proceedings in respect of the combination agreement entered into between them on July 10, 2022, subject to completion of the Share Sale (the “Termination of the Arbitration”).

(e) Other than as described in this Item 4, the Reporting Persons do not have any other plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

(f) Other than as described in this Item 4, the Reporting Persons do not have any other plans or proposals which relate to or would result in any other material changes in the Issuer’s business or corporate structure.

(g) Other than as described in this Item 4, there are no changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) Other than as described in this Item 4, the Reporting Persons do not expect that the Ordinary Shares will be delisted from the NYSE or Euronext Brussels as a result of the Offer.

(i) Other than as described in this Item 4, the Reporting Persons do not expect that the Ordinary Shares will become eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act.

(j) Other than as described in this Item 4, the Reporting Persons do not have any other plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

As of the date of this Schedule 13D, CMB directly owns 50,425,600 Ordinary Shares, which represents 24.97% of the outstanding Ordinary Shares based upon 201,912,942 Ordinary Shares outstanding as of June 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Commission on August 3, 2023. CMB has the shared power to vote or direct the vote of 50,450,000 Ordinary Shares. CMB has the shared power to dispose or direct the disposition of 50,450,000 Ordinary Shares.

As of the date of this Schedule 13D, Saverco directly owns 24,400 Ordinary Shares. Saverco may be deemed to beneficially own 50,450,000 Ordinary Shares, which represents 24.99% of the outstanding Ordinary Shares based upon 201,912,942 Ordinary Shares outstanding as of June 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Commission on August 3, 2023. Saverco has the shared power to vote or direct the vote of 50,450,000 Ordinary Shares. Saverco has the shared power to dispose or direct the disposition of 50,450,000 Ordinary Shares.

As of the date of this Schedule 13D, Alexander Saverys owns no Ordinary Shares directly. Alexander Saverys may be deemed to beneficially own 50,450,000 Ordinary Shares, which represents 24.99% of the outstanding Ordinary Shares based upon 201,912,942 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the Commission on August 3, 2023. Alexander Saverys has the shared power to vote or direct the vote of 50,450,000 Ordinary Shares and the shared power to dispose or direct the disposition of 50,450,000 Ordinary Shares. Alexander Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Ludovic Saverys owns no Ordinary Shares directly. Ludovic Saverys may be deemed to beneficially own 50,450,000 Ordinary Shares, which represents 24.99% of the outstanding Ordinary Shares based upon 201,912,942 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the Commission on August 3, 2023. Ludovic Saverys has the shared power to vote or direct the vote of 50,450,000 Ordinary Shares and the shared power to dispose or direct the disposition of 50,450,000 Ordinary Shares. Ludovic Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Michael Saverys owns no Ordinary Shares directly. Michael Saverys may be deemed to beneficially own 50,450,000 Ordinary Shares, which represents 24.99% of the outstanding Ordinary Shares based upon 201,912,942 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the Commission on August 3, 2023. Michael Saverys has the shared power to vote or direct the vote of 50,450,000 Ordinary Shares and the shared power to dispose or direct the disposition of 50,450,000 Ordinary Shares. Michael Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

The information set forth in Item 4 of this Amendment No. 20 is incorporated herein by reference. Based upon information set forth in the Famatown 13D, the Sellers beneficially own, in the aggregate, 57,479,744 Ordinary Shares representing 28.47% of the outstanding Target Shares (not including treasury shares). CMB is not entitled to any rights as a shareholder of the Issuer related to the Sale Shares until the Closing. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Share Purchase Agreement, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, such Sale Shares beneficially owned by the Sellers as described in Item 4 of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner, for purposes of Section 13(d) of the Exchange Act or for any other purpose, of any Ordinary Shares beneficially owned by the Sellers, and the Reporting Persons expressly disclaim beneficial ownership of such Sale Shares.

(c) Except for the transactions described elsewhere in this Schedule 13D, none of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth in Item 2, has engaged in any transactions in the Ordinary Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

As of the date of this Schedule 13D, the outstanding principal balance of the Existing Margin Loans is US$350,000,000.

The information set forth under Item 4 and the Share Purchase Agreement attached hereto as Exhibit L is incorporated herein by reference. Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	N/A

Exhibit C	Press Release dated April 8, 2022(1)

Exhibit D	Letter to Euronav NV dated April 26, 2022(2)

Exhibit E	Press release dated July 12, 2022(3)

Exhibit F	Letter to Supervisory Board of Euronav NV dated December 14, 2022(4)

Exhibit G	Letter to Euronav NV dated January 16, 2023(5)

Exhibit H	Press Release dated February 9, 2023(6)

Exhibit I	Transcript of CMB Conference Call held on February 15, 2023(7)

Exhibit J	Press Release dated October 9, 2023

Exhibit K	Press Release of CMB under Article 8 of the Takeover RD dated October 9, 2023

Exhibit L	Share Purchase Agreement among CMB, Frontline plc and Famatown Finance Limited dated October 9, 2023

(1)	Previously filed with Amendment No. 5 on April 12, 2022
(2)	Previously filed with Amendment No. 6 on April 26, 2022
(3)	Previously filed with Amendment No. 10 on July 13, 2022
(4)	Previously filed with Amendment No. 15 on December 14, 2022
(5)	Previously filed with Amendment No. 16 on January 18, 2023
(6)	Previously filed with Amendment No. 17 on February 10, 2023
(7)	Previously filed with Amendment No. 18 on February 16, 2023

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 9, 2023
Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys